Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the quarter ended June 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| i

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| ii

1.	Basis of Presentation

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months ended June 30, 2019. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements (the “Q1 Financial Statements”) and accompanying notes for the three months ended June 30, 2019 and 2018, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2019. These documents, and additional information regarding the business of the Company are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For reporting purposes, the Company prepared the Q1 Financial Statements in Canadian dollars, unless otherwise indicated, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in conformity with International Accounting Standard 34 – Interim Financial Reporting of IFRS as issued by the IASB. Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US $” are to US dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.

This MD&A contains both IFRS and non-IFRS financial measures. See the section entitled “Non-IFRS Measures”.

Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to August 13, 2019, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q1 Financial Statements.

2.	Forward-Looking Statements

This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and other applicable US safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our 3 to 5 year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offering; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of Edgewater Technology, Inc. (“Edgewater”) and our operations.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section entitled “Risks and Uncertainties” of this MD&A and in Alithya’s other materials made public, including documents

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 3

filed with Canadian and US securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

This discussion contains forward-looking statements that involve risks and uncertainties. Alithya’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risks and Uncertainties”.

3.	Business Overview

Alithya is a leader in strategy and digital transformation, with approximately 2,000 professionals in Canada, the US, and Europe. For over 25 years, Alithya’s experts have advised, guided and assisted clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.

Alithya deploys solutions, services, and skillsets to design and build innovative and efficient solutions for the complex and unique business challenges of its clients, tailored to their unique business needs in the Financial Services, Energy, Manufacturing, Telecommunications, Transportation and Logistics, Professional Services, Healthcare, and Government sectors.

Business Offerings

Business offerings include a comprehensive range of digital technology services to address client needs, as presented below, and that can namely take the form of staff loan or Alithya's takeover of projects for its clients.

Business Strategy: Alithya accompanies clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recent methodologies, we help our clients to optimize efficiency and navigate through the digital transformation age through an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.

Application Services: Alithya’s experts guide clients through all facets of application services, from legacy system migration towards future-ready digital solutions, to the development of completely new solutions using state-of-the-art methodologies. Our experts assist our client in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering and cloud and infrastructure.

Enterprise Solutions: Working with key industry partners, including some of the world’s largest vendors of enterprise solutions, Alithya’s experts help clients to deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM) and Customer Relationship Management (CRM/CXM).

Data and Analytics: Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and softwares, Alithya’s data scientists help clients to navigate and optimize data through enhanced collection, analysis of raw data, large data volumes treatment automation using machine learning tools, and reporting. Alithya Data and Analytics services include business intelligence, big data as well as artificial intelligence and machine learning.

On a geographic basis, Alithya’s Canadian operations provide a full spectrum of strategy and digital technology services. In the US, our operations specialize in the deployment of integrated management solutions, as well as data and analytics. In Europe, the Company provides services of professionals in several specialties as well as experience in the implementation of enterprise solutions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 4

Competitive Environment

Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investment, but they increasingly serve as differentiators for customers and, frequently, as key drivers of growth.

Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, enticing companies to make a shift in their approach and to switch from traditional information technology techniques to more user-friendly and flexible digital technologies.

In this context, where businesses’ technology spending continues to increase, digital technology firms are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the optimal use of appropriate technologies.

Alithya is well positioned to respond to these trends in future client investment. The Company’s business model is built on a philosophy of offering maximum flexibility and creativity through the solution it develops, while positioning itself as an agile consulting partner capable of delivering rapid results for its clients.

4.	Business Strategic Plan

Alithya has adopted a 3 to 5 year strategic plan which sets as a goal to become a North-American digital transformation leader.

According to this plan, Alithya’s consolidated scale and scope should allow the Company to leverage its geographies, expertise, integrated offerings, and position on the value chain to target growing IT services segments. To better serve our customers and to be their trusted advisor, Alithya aims to become a digital transformation leader. To get there and to stay ahead, Alithya needs to grow intelligently, always improve, and execute our 3 to 5 year strategic plan.

Our three-fold plan is as follows:

●	Increasing scale through organic growth and strategic acquisitions
■	Sustained organic growth through innovation, higher-value offerings and client-relationships based on trust
■

Strategic acquisitions by way of a North-America geographic expansion to complement current market presence, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise

●	Achieving best-in-class employee engagement
■	Fostering a culture of collaboration and ownership
■	Cultivating employee well-being and personal growth
■	Investing in the development of our leaders and employees
●	Providing our investors, partners and stakeholders with long-term growing return on investment
■	Strengthening our existing relationships with clients, as a key trusted advisor, by generating long-term value
■	Investing in innovation and higher value service offerings
■	Act responsibly, with a sustainable and respectful vision for our stakeholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 5

5.	Financial Highlights

Results of operations	Three months ended June 30,
(in $ thousands)	2019	2018
	$	$
Revenues	72,218	41,574
Net loss	(1,547)	(2,196)
EBITDA (1)	1,576	(225)
EBITDA Margin (1)	2.2%	(0.5%)
Adjusted EBITDA (1)	3,026	1,770
Adjusted EBITDA Margin (1)	4.2%	4.3%

Other	June 30,	March 31,
(in $ thousands)	2019	2019
	$	$
Total assets	239,151	236,869
Net bank borrowing (1)	6,953	8,659

Shares and options outstanding	As at June 30, 2019
Subordinate voting shares	48,500,903
Multiple voting shares	7,168,984
Options (2)	3,235,097

1 These are non-IFRS financial measures defined below and accompanied by a reconciliation to the most directly comparable IFRS financial measure. Refer to the section below entitled “Non-IFRS Financial Measures”.

2 Includes 963,160 stock options to purchase Multiple Voting Shares

●	Revenues increased 73.7% to $72.2 million, compared to $41.6 million for the same quarter last year
●	Gross margin increased to 29.3%, from 21.3% for the same quarter last year
●	Adjusted EBITDA increased 71.1% to $3.0 million, from $1.8 million for the same quarter last year
6.	Non-IFRS Measures

This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The non-IFRS measures used by Alithya are described below:

●

“EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles and depreciation of property and equipment and right-of-use assets. Management believes that EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed. For a reconciliation of net loss to EBITDA, see the section entitled “EBITDA and Adjusted EBITDA” below.

●	“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period. See the section entitled “EBITDA and Adjusted EBITDA” below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 6

●

“Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, share-based compensation, business acquisition and integration costs, severance, ERP implementation and other redundant and non-recurring items. Management believes that Adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see the section entitled “EBITDA and Adjusted EBITDA” below.

●	“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. See the section entitled “EBITDA and Adjusted EBITDA” below.
●

“Net Bank Borrowing” refers to long-term debt, less balance of purchase payable, unamortized transaction costs, cash, short-term deposits, and restricted cash. See the section entitled “Line of Credit and Long-Term Debt” below.

7.	Results of Operations

	For the three months ended June 30,
(in $ thousands)	2019	2018
	$	$
Revenues	72,218	41,574
Cost of revenues	51,041	32,718
Gross margin	21,177	8,856

Operating expenses
Selling, general and administrative expenses	18,927	8,066
Business acquisition and integration costs	674	1,015
Depreciation	786	221
Amortization of intangibles	2,551	1,495
Foreign exchange	54	32
	22,992	10,829
Operating loss	(1,815)	(1,973)
Financial expenses	621	532
Loss before income taxes	(2,436)	(2,505)
Income tax expense (recovery)
Current	38	680
Deferred	(927)	(989)
	(889)	(309)
Net loss	(1,547)	(2,196)
Basic and diluted loss per share	(0.03)	(0.06)

*Certain figures have been reclassified to conform to the current three month presentation.

7.1	Revenues

Revenues amounted to $72.2 million for the three months ended June 30, 2019, a $30.6 million increase, or 73.7%, from $41.6 million for the three months ended June 30, 2018. The recent acquisition (the “Transaction”) of Edgewater now known as Alithya USA, Inc. (“Alithya USA”) reports growing revenues compared to the first quarter of last year, in constant currency, and accounted for $32.1 million of the increase.

Additional business from new and existing clients and resumed growth with certain larger clients were offset by the timing in the start of certain new contracted projects. However, considering the lower number of billable days, compared to the first quarter of last year, and the unusually high revenues reported in such quarter, overall performance was similar on a year-over-year basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 7

7.2	Gross Margin

Gross margin increased by $12.3 million, or 139.1%, to $21.2 million for the three months ended June 30, 2019, from $8.9 million for the three months ended June 30, 2018. Gross margin as a percentage of revenues increased to 29.3% for the three months ended June 30, 2019, from 21.3% for the three months ended June 30, 2018. The significant increase was primarily due to the Transaction. Gross margin in the US continues to show progression, on a year-over-year basis, as well as on a sequential basis when compared to the fourth quarter of last year. This increase was partially offset by margin impacts from the timing in the start of new contracted projects, both in Canada and the US, which conversely had benefitted gross margin in the same quarter last year.

7.3	Segment Reporting

An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.

Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, USA and Europe).

The following table presents total revenues by geographic location:

Period ended	June 30,
(in $ thousands)	2019		2018
	$	%	$	%
Canada	39,587	54.8	38,701	93.1
USA	29,321	40.6	-	-
Europe	3,310	4.6	2,873	6.9
	72,218	100.0	41,574	100.0

7.4	Operating Expenses
7.4.1	Selling, General and Administrative Expenses

Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.

Selling, general and administrative expenses totaled $18.9 million for the three months ended June 30, 2019, an increase of $10.8 million, or 134.6%, from $8.1 million for the three months ended June 30, 2018. The Transaction accounted for $9.5 million of the increased expenses. Excluding the expenses relating to the Transaction, the increase is mainly due to employee compensation costs of $1.4 million related to a rise in corporate headcount in order to adequately manage the additional duties related to becoming a public company, partially offset by a reduction in occupancy costs of $0.5 million, due to the adoption of IFRS 16 – Leases. For more details regarding the adoption of IFRS 16 – Leases, refer to section 12.10 of this document. On a sequential basis, when compared to the fourth quarter of last year, selling, general and administrative expenses decreased 6.1% to $18.9 million, from $20.2 million. As previously discussed, management targets to further decrease administrative expenses related to Edgewater over the next two quarters.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 8

7.4.2	Share-Based Compensation

Share-based compensation is included in direct costs and selling, general and administrative expenses and is detailed in the table below:

Period ended	June 30,	June 30,
(in $ thousands)	2019	2018
	$	$
Stock option plan	128	61
Share purchase plan – employer contribution	111	146
Share-based compensation on shares vested during the period, issued on business acquisitions	102	269
	341	476

Share-based compensation amounted to $0.3 million for the three months ended June 30, 2019, representing a decrease of $0.2 million, or 28.36%, from $0.5 million for the three months ended June 30, 2018. The decrease in share-based compensation was driven primarily by the decreased vesting of shares granted for share-based compensation to employees of previous business acquisitions and the absence of share-based management bonuses and other compensation. This was partially offset by increased expenses related to stock options and deferred share units.

7.4.3	Business Acquisition and Integration Costs

Business acquisition and integration costs amounted to $0.7 million for the three months ended June 30, 2019, representing a decrease of $0.3 million, from $1.0 million for the three months ended June 30, 2018. The decrease is explained by a decrease in business acquisitions costs during this quarter, offset by the integration costs related to the Transaction, which consisted mainly of professional fees and severance costs.

7.4.4	Depreciation

Depreciation totaled $0.8 million for the three months ended June 30, 2019. In comparison, depreciation totaled $0.2 million for the three months ended June 30, 2018. These costs consisted primarily of depreciation on Alithya’s property and equipment and the right-of-use assets.

Depreciation related to property and equipment amounted to $0.3 million for the three months ended June 30, 2019, representing an increase of $0.1 million, from $0.2 million for the three months ended June 30, 2018. Due to the adoption of IFRS 16 – Leases, depreciation related to right-of-use assets amounted to $0.5 million for the three months ended June 30, 2019. As IFRS 16 – Leases was applied using a modified retrospective approach, no amount was recognized for the three months ended June 30, 2018.

For more details regarding the adoption of IFRS 16, refer to section 12.10 of this document.

7.4.5	Amortization of Intangibles

Amortization of intangibles increased by $1.1 million, or 70.1%, to $2.6 million for the three months ended June 30, 2019, from $1.5 million for the three months ended June 30, 2018. The costs consisted primarily of amortization of customer relationships recognized on past acquisitions and software.

Alithya amortizes customer relationships over a period of three to ten years and recorded $2.3 million of customer relationship amortization expense for the three months ended June 30, 2019, an increase of $0.9 million, or 63.4%, from $1.4 million for the three months ended June 30, 2018. The increase was related to the amortization expense on Alithya USA’s customer relationships acquired in the Transaction.

Alithya amortizes software over a period of three years. Software amortization expense was of $0.2 million and $0.1 million for the three months ended June 30, 2019 and 2018, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 9

7.4.6	Foreign Exchange

Foreign exchange was immaterial for the periods ended June 30, 2019 and 2018.

7.5	Other Income and Expenses
7.5.1	Financial Expenses

Financial expenses are summarized in the table below:

Period ended	June 30,
(in $ thousands)	2019	2018
	$	$
Interest on long-term debt	365	242
Interest and financing charges	95	225
Interest on lease liabilities	55	-
Amortization of finance costs	80	7
Interest accretion on balances of purchase payable	28	58
Interest income	(2)	-
	621	532

Financial expenses amounted to $0.6 million and $0.5 million for the three months ended June 30, 2019 and 2018, respectively. They were mainly driven by interest on long-term debt and interest and financing charges.

7.5.2	Income Taxes

Income tax recovery was $0.9 million for the three months ended June 30, 2019, representing an increase of $0.6 million, from $0.3 million for the three months ended June 30, 2018. The increase is due primarily to an increase in tax losses in Alithya’s loss position entities.

7.6	Net Loss and Loss per Share

Alithya’s net loss for the three months ended June 30, 2019 was $1.5 million, a decrease of $0.7 million, from $2.2 million for the three months ended June 30, 2018. This improvement was due to better EBITDA, and a decrease in business acquisition and integration costs, severance, and share-based compensation, which were partially offset by increased amortization of intangibles and depreciation in the three months ended June 30, 2019, compared to the three months ended June 30, 2018. On a per share basis, this translated into a basic and diluted net loss per basic share of $0.03 for the three months ended June 30, 2019, compared to $0.06 for the three months ended June 30, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 10

8.	EBITDA and Adjusted EBITDA

The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended June 30th,
(in $ thousands)	2019	2018
	$	$
Revenues	72,218	41,574
Net Loss	(1,547)	(2,196)
Financial expenses	621	532
Income tax expense (recovery)	(889)	(309)
Depreciation	786	221
Amortization of intangibles	2,551	1,495
Foreign exchange	54	32
EBITDA[1]	1,576	(225)
EBITDA Margin[1]	2.2%	(0.5%)
Adjusted for:
Share-based compensation	341	476
Business acquisition and integration costs	674	1,015
Premise relocation expenses	87	-
Severance	-	122
ERP implementation	348	382
Adjusted EBITDA[1]	3,026	1,770
Adjusted EBITDA Margin[1]	4.2%	4.3%

1 Non-IFRS measure. See “Non-IFRS Measures” above.

Certain figures have been reclassified to conform to the current three month presentation.

EBITDA amounted to $1.6 million for the three months ended June 30, 2019, compared to a loss of $0.2 million for the three months ended June 30, 2018. EBITDA Margin was equal to 2.2 % for the three months ended June 30, 2019, compared to a negative EBITDA margin of 0.5% for the three months ended June 30, 2018.

Adjusted EBITDA amounted to $3.0 million for the three months ended June 30, 2019, representing an increase of $1.2 million, or 71.1%, from $1.8 million for the three months ended June 30, 2018. The positive contribution from Alithya USA and positive impact of $0.5 million from the adoption of IFRS 16 – Leases, was partially offset by a combination of non-recurring and recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin was equal to 4.2% for the three months ended June 30, 2019, compared to 4.3% for the three months ended June 30, 2018.

9.	Liquidity and Capital Resources
9.1	Consolidated Statements of Cash Flows

Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 11

The following table summarizes Alithya’s cash flow activities for the three months ended June 30, 2019 and 2018:

	For the three months ended June 30,
	2019	2018
(in $ thousands)	$	$
Net cash from (used in) operating activities	4,157	(1,205)
Net cash used in investing activities	(753)	(349)
Net cash from (used in) financing activities	(4,664)	4,060
Effect of exchange rate changes	(381)	-
Net change in cash	(1,641)	2,506
Cash at the beginning of the period	12,801	14,465
Cash at the end of the period	11,160	16,971

9.2	Cash Flows from (Used in) Operating Activities

For the three months ended June 30, 2019, net cash from operating activities was $4.2 million, representing an increase of $5.4 million, from $1.2 million of cash used for the three months ended June 30, 2018. The cash flows for the three months ended June 30, 2019 resulted primarily from the net loss of $1.5 million, plus $2.8 million of non-cash adjustments to the net loss consisting primarily of depreciation and amortization and deferred taxes, and $2.9 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended June 30, 2018 resulted primarily from the net loss of $2.2 million, plus $1.3 million of non-cash adjustments to the net loss including depreciation and amortization, share-based compensation and deferred taxes, and $0.3 million in unfavorable changes in non-cash working capital items.

Favorable changes in non-cash working capital items of $2.9 million during the three months ended June 30, 2019 consisted primarily of a $3.6 million increase in accounts payable and accrued liabilities, a $1.6 million decrease in unbilled revenue, and a $0.5 million increase in deferred revenue, partially offset by a $1.2 million increase in accounts receivable and other receivables, a $1.1 million increase in tax credits receivable, and a $0.3 million increase in prepaid. For the three months ended June 30, 2018, unfavorable changes in non-cash working capital items of $0.3 million consisted primarily of a $5.2 million increase in accounts receivable and other receivables, partially offset by a $2.9 million decrease in unbilled revenue and a $1.8 million decrease in tax credits receivable.

9.3	Cash Flows Used in Investing Activities

For the three months ended June 30, 2019, net cash used in investing activities was $0.8 million, representing a decrease of $0.4 million, from $0.4 million of cash used for the three months ended June 30, 2018. The cash flows for the three months ended June 30, 2019 resulted primarily from purchases of property and equipment mainly related to the relocation of certain office premises. In comparison, the cash used in the three months ended June 30, 2018 resulted primarily from $0.2 million in purchases of property and equipment and $0.1 million in purchases of intangibles as part of the ordinary course of business.

9.4	Cash Flows from (Used in) Financing Activities

For the three months ended June 30, 2019, net cash used in financing activities was $4.7 million, representing a decrease of $8.8 million, from $4.1 million of cash generated for the three months ended June 30, 2018. The cash flows for the three months ended June 30, 2019 resulted primarily from $8.9 million in long-term debt repayments and $0.5 million in lease liabilities, partially offset by $4.7 million in proceeds from long-term debt, net of related transaction costs. In comparison, the cash flows for the three months ended June 30, 2018 resulted mainly from $4.3 million in net drawings under a line of credit in order to finance day-to-day operations and $2.7 million in proceeds from long-term debt, net of related transaction costs, partially offset by $2.9 million in long-term debt repayments.

9.5	Capital Resources

Alithya’s capital consists of cash, short-term deposits, restricted cash, repayments of long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet Alithya’s financial obligations, to ensure sufficient liquidity to pursue Alithya’s organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 12

In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, borrowings.

9.6	Line of Credit and Long-Term Debt

Alithya has a $60.0 million senior secured revolving credit facility (the “Credit Facility”), which can be drawn in Canadian and US dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million. The advances bear interest at the Canadian or US prime rate, plus an applicable margin ranging from 0.00% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.00%, as applicable for Canadian and US advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.

The Credit Facility is secured by a first ranking hypothec on the universality of Alithya’s assets, excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.

Under the terms of the Credit Facility, Alithya is required to maintain certain financial covenants. As at June 30, 2019 and March 31, 2019, Alithya was in compliance with its financial covenants. There have been no changes in the terms of the Credit Facility since March 31, 2019.

As at June 30, 2019, cash amounted to $11.2 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, short-term deposits totaled $1.3 million, and $21.6 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2019, cash amounted to $12.8 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, short-term deposits totaled $1.3 million, and $24.9 million was drawn under the Credit Facility and classified as long-term debt.

The following table reconciles long-term debt to Net Bank Borrowing:

As at	June 30,	March 31,
	2019	2019
(in $ thousands)	$	$
Current portion of long-term debt	1,000	1,000
Long-term debt	22,921	27,305
Total long-term debt	23,921	28,305
Less:
Balance of purchase payable	2,793	3,765
Unamortized transaction costs	(487)	(409)
Cash	11,160	12,801
Short-term deposits	1,326	1,324
Restricted cash	2,176	2,165
	16,968	19,646
Net Bank Borrowing[1]	6,953	8,659

1 Non-IFRS measure. See “Non-IFRS Measures” above.

9.7	Contractual Obligations

Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. There have been no material changes with respect to contractual obligations since March 31, 2019 outside of Alithya’s ordinary course of business.

9.8	Off-Balance Sheet Arrangements

There have been no material changes with respect to off-balance sheet arrangements since March 31, 2019 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 13

10.	Share Capital and Dividends

In the context of the discussion on Share Capital and Dividends, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.

10.1	Authorized

As at June 30, 2019, the Company had an unlimited number of shares without par value as follows:

●

Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;

●

Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets on liquidation, dissolution or wind-up, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and

●

Preferred Shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof.

10.2	Issued

	Subordinate voting Shares		Multiple voting shares
(in $ thousands)	Number of shares	$	Number of shares	$
As at March 31, 2019	48,496,492	183,346	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	-	102	-	-
Exercise of stock options	4,411	16	-	-
As at June 30, 2019	48,500,903	183,464	7,168,984	3,515

During the three months ended June 30, 2019, the following transactions occurred:

●

As part of the business acquisition of Alithya Digital Technology Corporation, Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended June 30, 2019 was $82,000.

●

As part of the business acquisition of Pro2p Services Conseils Inc., Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended June 30, 2019 was $20,000.

●	4,411 stock options were exercised and 4,411 Subordinating Voting Shares were issued with a value of $16,000, for cash consideration of $13,000 with $3,000 reclassified from contributed surplus.
10.3	Share Purchase Plan

Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized in share-based compensation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 14

10.4	Long-Term Incentive Plan (the “Plan”)

The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, Deferred Share Units (“DSU”), and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.

10.5	Stock Options

Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the highest closing price of such shares on the TSX or NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement, between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options are to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

The following table presents information concerning the number of stock options granted by the Company.

	Number of shares	Weighted average exercise price
		$
As at March 31, 2019	2,623,542	3.80
Granted	625,500	3.64
Forfeited	(9,534)	6.24
Expired	-	-
Exercised	(4,411)	3.00
As at June 30, 2019	3,235,097	3.76
Exercisable at period end	1,663,097	3.47

Included in the 1,663,097 of stock options exercisable as at June 30, 2019, 863,160 stock options are available to purchase Multiple Voting Shares.

On June 21, 2019, Alithya issued 435,000 and 190,500 stock options, to purchase a total of 625,500 Subordinate Voting Shares, subject to terms set out in the grant letters at an exercise price of $3.64 and $2.76 US dollars, respectively.

The weighted average share price per share of the stock options exercised at the date of exercise was $3.00.

10.6	DSU

Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date.

During the period ended June 30, 2019, no DSU were granted, exercised or forfeited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 15

10.7	Share-Based Compensation

The number of Alithya stock options granted to employees during the year, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	June 30,	June 30,
(in $ thousands, except for per share data)	2019	2018
Compensation expense related to the options granted	$9	-
Number of stock options granted	625,500	-
Weighted average fair value of options granted	$1.25	-
Aggregate fair value of options granted	$779	-
Weighted average assumptions
Share price	$3.64	-
Exercise price	$3.64	-
Risk-free interest rate	2.42%	-
Expected volatility*	30%	-
Dividend yield	-	-
Expected option life (years)	6.1	-
Vesting conditions – time (years)	3.25	-

1 Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

11.	Seven Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2017	2018	2018	2018	2018	2019	2019
Revenues	40,406	40,461	41,574	37,093	58,168	72,643	72,218
Cost of revenues	30,801	31,526	32,718	29,372	41,721	51,391	51,041
Gross margin	9,605	8,935	8,856	7,721	16,447	21,252	21,177
	23.8%	22.1%	21.3%	20.8%	28.3%	29.3%	29.3%
Operating expenses
Selling, general and administrative Expenses	8,055	8,908	8,066	7,949	16,447	20,153	18,927
Business acquisition and integration costs	-	1,300	1,015	1,033	3,178	592	674
Depreciation	217	219	221	197	238	324	786
Amortization of intangibles	1,418	1,470	1,495	1,489	2,445	2,663	2,551
Foreign exchange	(1)	6	32	(86)	57	(147)	54
Total operating expenses	9,689	11,903	10,829	10,582	22,365	23,585	22,992
Operating loss	(84)	(2,968)	(1,973)	(2,861)	(5,918)	(2,333)	(1,815)
Financial expenses	514	578	532	545	542	622	621
Loss before income taxes	(598)	(3,546)	(2,505)	(3,406)	(6,460)	(2,955)	(2,436)
Income tax expense (recovery)	(25)	(147)	(309)	(1,283)	(1,034)	(225)	(889)
Net loss	(573)	(3,399)	(2,196)	(2,123)	(5,426)	(2,730)	(1,547)
Basic and diluted loss per share	(0.02)	(0.15)	(0.06)	(0.06)	(0.14)	(0.08)	(0.03)

*Certain figures have been reclassified to conform to the current three months presentation.

12.	Critical Accounting Estimates

The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 16

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.

Alithya’s significant accounting policies are fully described in Note 2 of Alithya’s annual audited consolidated financial statements. Management believes the critical accounting policies described below reflect the more significant estimates and assumptions used in the preparation of Alithya’s consolidated financial statements.

12.1	Revenue Recognition, Unbilled Revenue and Deferred Revenue

The Group generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.

To determine whether to recognize revenue, the Group follows a 5-step process:

●	Identifying the contract with a customer;
●	Identifying the performance obligations;
●	Determining the transaction price;
●	Allocating the transaction price to the performance obligations;
●	Recognizing revenue when/as performance obligation(s) are satisfied.

The total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers.

The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Certain of the Group’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Group objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Time and materials arrangements - Revenue from consulting services and systems implementations under time and materials arrangements is recognized as the services are rendered.

Fixed-fee arrangements - Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Group primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Unbilled revenue and deferred revenue - Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 17

Retainer based arrangements - The client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time (using an hours-based input method). Revenue recognition over time is based on customer simultaneously receiving and consuming the benefit of the services provided.

Estimated losses on revenue-generating contracts - Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.

Software revenue - Software revenue is generated from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Group is delivered electronically. For software that is delivered electronically, the Group considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis. Group created software, and the associated maintenance, is reported on a gross basis, however it is immaterial in all periods presented.

Third party software and maintenance revenue are recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Group.

The Group enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Group has determined standalone selling prices for each of the performance obligations in connection with the evaluation of arrangements with multiple performance obligations. The Group has established standalone selling prices for consulting services based on a stated and consistent rate per hour range in standalone transactions. The Group has established standalone selling prices for software through consistent stated rates for software components. The Group has established standalone selling prices for maintenance based on observable prices for standalone renewals.

12.1.1	Lease Revenue

Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage.

12.2	Business Combinations

The Group accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Group recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values and any non-controlling interest in the acquiree. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on management’s assumptions, including assumptions that would be made by market participants, acting in their economic best interest. These assumptions include the future expected cash flows arising from the intangible assets identified. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and any identified synergies with the Group’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, property and equipment, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 18

12.3	Government Assistance – Tax Credits

A subsidiary is eligible for tax credits for the development of e-business from the Quebec Provincial government. These tax credits are accounted for as government assistance, following the income approach. Under this method, tax credits are recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. Tax credits related to operating expenditures are then recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset.

The tax credits recorded are based on management's best estimates of amounts expected to be received and are subject to audit by the tax authorities.

The ultimate tax treatment is only determinable once a notice of assessment is issued by the relevant taxation authority and payment has been received. Any differences arising between the final resolution and the original assumptions made may result in adjustments to the tax credits receivable and income tax expense in subsequent periods.

Alithya recognized amounts of $1.1 million and $0.9 million as reductions of cost of sales for the three months ended June 30 2019 and 2018, respectively, in connection with the tax credits.

12.4	Intangibles

Intangible assets consist mainly of customer relationships, non-compete agreements, internal-use business solutions and software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, internal-use business solutions and software licenses acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method over their estimated useful lives.

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.

Net intangible assets amounted to $44.3 million at June 30, 2019 and $47.6 million at March 31, 2019.

12.5	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.

Goodwill amounted to $78.7 million at June 30, 2019 and $79.6 million at March 31, 2019.

12.6	Impairment of Property and Equipment, Right-of-use Assets, Intangibles and Goodwill
12.6.1	Timing of impairment testing

The carrying amounts of the Group's property and equipment, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Group assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the impairment is tested at least annually, typically as at March 31.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 19

12.6.2	Impairment testing

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in consolidated earnings. Impairment losses recognized in respect of CGUs that include goodwill are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis not beyond the highest of:

●	The fair value less costs of disposal; and
●	Value in use of the individual asset, if determinable.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Alithya performed its annual impairment test at March 31, 2019 using the approach described above and determined that goodwill was not impaired.

12.7	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Group’s provisions may consist of liabilities for leases of premises that the Group has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Group may record restructuring provisions related to business combinations and termination of employment costs incurred as part of the Group's productivity improvement initiatives. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as a finance cost. The Group accrues provisions for onerous leases, which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

In the case of decommissioning liabilities pertaining to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term, the provision is determined using the present value of the estimated future cash outflows.

Restructuring provisions, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

Provisions amounted to $0.2 million at June 30, 2019 and March 31, 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 20

12.8	Income Taxes

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets amounted to $4.3 million and deferred tax liabilities amounted to $2.4 million at June 30, 2019, compared to $2.9 million and $2.0 million, respectively, at March 31, 2019.

12.9	Translation of Foreign Currencies

The Group’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

12.9.1	Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date, except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses, resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency, are reflected in the consolidated statements of operations.

12.9.2	Foreign operations

In the Group’s consolidated financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than the Canadian dollar are translated into Canadian dollars upon consolidation. The functional currencies of entities within the Group have remained unchanged during the reporting period. On consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate at the reporting date. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian dollars at the closing rate. Revenue and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to the consolidated statements of operations and are recognized as part of the gain or loss on disposal.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 21

Alithya recognized a cumulative translation adjustment on consolidation of its foreign subsidiaries, net of tax, in other comprehensive loss in the amount of $1.5 million for the three months ended June 30, 2019, compared to $0.2 million or the three months ended June 30, 2018.

12.10	IFRS 16 – Leases
12.10.1	Adoption

IFRS 16 - Leases replaces IAS 17 - Leases along with three interpretations (IFRIC 4 Determining whether an Arrangement Contains a Lease, SIC 15 - Operating Leases - Incentives and SIC 27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease). The new standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16, if any, being recognized in equity as an adjustment to the opening balance of deficit for the current period. Prior periods have not been restated.

In applying IFRS 16 – Leases for the first time, the Group has used the following practical expedients permitted by the standard:

●

applying the definition of a lease from IAS 17 and IFRIC 4, for contracts in place at the date of the initial application, and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and IFRIC 4;

●	excluding initial direct costs from the measurement of the right-of-use assets at the date of initial application;
●	measuring the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition;
●	relying on the assessment of whether leases are onerous immediately before the date of initial application as an alternative to performing an impairment review;
●

excluding from the recognition of right-of-use assets all leases previously accounted for as operating leases with a remaining lease term of less than 12 months and all leases of low-value assets but to account for the lease expense on a straight-line basis over the remaining lease term;

●	using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease; and
●	applying a single discount rate to a portfolio of leases with reasonably similar characteristics.

On transition to IFRS 16, the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 4.16%.

The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 at April 1, 2019.

(in $ thousand)	Carrying amount as at March 31, 2019	Reclassification	Remeasurement	IFRS 16 carrying amount as at April 1, 2019
	$	$	$	$
Right-of-use assets	-	(159)	6,668	6,509
Deferred lease inducements	(159)	159	-	-
Lease liabilities	-	-	(6,668)	(6,668)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 22

The following is a reconciliation of total operating lease commitments at March 31, 2019 to the lease liabilities recognized as at April 1, 2019.

(in $ thousand)	$
Total operating lease commitments disclosed at March 31, 2019	14,228
Recognition exemptions:
Variable payments	(6,426)
Leases with remaining lease term of less than 12 months	(119)
Operating lease liabilities before discounting	7,683
Discounted using incremental borrowing rate	(1,015)
Total lease liabilities recognized under IFRS 16 at April 1, 2019	6,668

12.10.2	Policy applicable from April 1, 2019

The Group as a lessee

For any new contracts entered into on or after April 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

●	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
●

the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and

●

the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. The Group has elected not to recognize separately non-lease components of leases for office space (buildings). Accordingly, lease payments and the lease liability include payments relating to lease and non-lease components.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 23

When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the interim condensed consolidated statements of operations on a straight-line basis over the lease term.

The Group as a lessor

The Group’s accounting policy under IFRS 16 has not changed from the comparative period.

As a lessor, the Group classifies its leases as either operating or finance leases.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.

12.10.3	Policy applicable before April 1, 2019

The Group as a lessee

Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.

Lease payments under operating leases were charged to the interim condensed consolidated statements of operations on a straight-line basis over the lease term. Operating lease incentives, typically for premises, were recognized as a reduction in the rental expense over the lease term and recorded on the statements of financial position as deferred lease inducements.

Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage.

12.10.4	Leases

Right-of-use assets

The following right-of-use assets relate to right-of-use real estate.

As at	June 30, 2019
(in $ thousands)	$
Beginning balance as at March 31, 2019	6,509
Depreciation	(496)
Lease inducement allowance	(20)
Exchange rate effect	(52)
Ending balance	5,941

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 24

Lease liabilities

As at	June 30, 2019
(in $ thousands)	$
Beginning balance as at March 31, 2019	6,668
Lease payments	(514)
Lease interest	55
Exchange rate effect	(52)
Ending balance	6,157
Current portion	1,635
4,522

Contractual lease payments under the lease liability as at June 30, 2019 are as follows:

As at	June 30, 2019
(in $ thousands)	$
Less than one year	1,872
One to five years	3,244
More than five years	2,002
Total undiscounted lease at period end	7,118

Amounts recognized in net loss

Period ended	June 30, 2019
(in $ thousands)	$
Interest on lease liabilities	55
Expenses relating to short-term leases	20
Variable lease payments	423
498

Total cash outflow for leases for the period ended June 30, 2019 was $957,000.

13.	Risks and Uncertainties
13.1	Risks Related to the Market
13.1.1	Economic risks and political uncertainty

Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve as well as political uncertainty. Economic conditions and political uncertainty could cause some customers to reduce or defer their expenditures for digital technology consulting services and a significant prolonged decline in the level of business activity of Alithya’s customers could have a material adverse effect on its revenue and profit margin. Alithya has implemented and will continue to implement cost-savings initiatives to manage its expenses as a percentage of revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 25

13.2	Risks Related to our Industry
13.2.1	Competition in the digital technology consulting services market

Competition in the digital technology consulting services market is intense and Alithya may lose projects to, or face pricing pressure from, its competitors or prospective customers’ internal IT departments. The market for digital technology consulting services providers is highly competitive. In many cases, Alithya competes for specialty digital technology consulting services work with in-house technical staff, and other international digital technology consulting firms. In addition, there are many small, boutique digital technology consulting firms that have developed services similar to those offered by Alithya. Alithya believes that competition will continue to be strong and may increase in the future, especially if Alithya’s competitors continue to reduce their price for digital technology consulting services. Any pricing pressure could have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services.

Alithya’s target market is rapidly evolving and is subject to continuous technological change. While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological changes or may react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, price or other advantages over the services Alithya offers.

Some of Alithya’s competitors have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. There are relatively low barriers to entry in Alithya’s business. Alithya currently has no patented or other proprietary technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skill of its personnel and the quality of its customer service. In addition, as the costs to start a digital technology consulting services firm are relatively low, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, offshore providers and larger integrators and it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.

13.2.2	Reliance on highly-trained and experienced personnel

Alithya’s success depends in large part on its ability to attract new qualified employees and retain existing highly-trained and experienced technical consultants, project management consultants, business analysts and sales and marketing professionals of various experience levels. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. If Alithya fails to attract new employees or retain its existing employees, Alithya may be unable to complete existing projects or bid for new projects of similar size, which could adversely affect its revenues. Even if Alithya is able to grow and expand its employee base, the additional resources required to attract new employees and retain existing employees may adversely affect its operating margins.

13.2.3	Failure to enhance existing services and solutions and to develop new services and solutions

The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Alithya is currently in the midst of a shift towards increasing customer demand for digital technologies and services. Alithya’s future success depends on its ability to develop digital and other services and solutions that keep pace with changes in the markets in which it operates. Alithya may not be successful in developing digital and other new services and solutions addressing evolving technologies in a timely or cost-effective manner and there is no assurance that any services and solutions it does develop will be successful in the marketplace. Alithya’s failure to address the demands of the rapidly evolving technological environment could have a material adverse effect on its ability to retain and attract customers and on its competitive position, which could in turn have a material adverse effect on its business, results of operations and financial condition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 26

13.2.4	Government sponsored programs

Alithya benefits from government sponsored programs designed to support research and development, labor and economic growth. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or will not be reduced, amended or eliminated. Any future government program reduction, elimination or other amendment to the government sponsored programs from which Alithya benefits could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.

13.2.5	Intellectual property rights

Alithya has registered, and applied for the registration of, patents, trademarks, service marks, domain names and copyrights. Alithya also owns or is licensed under a number of patents, trademarks, copyrights, and licenses, which vary in duration, relating to its products and services. Existing trade secret and copyright laws, however, afford Alithya only limited protection. Third parties may attempt to disclose, obtain or use Alithya’s products, solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies and should that happen, Alithya may need to license these technologies and may not be able to obtain licenses on reasonable terms, if at all. If Alithya is unsuccessful in any intellectual property litigation, it may be forced to do one or more of the following:

●	cease selling or using technology of services that incorporate the challenged intellectual property;
●	obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology;
●	configure services to avoid infringement; and
●	refund license fees or other payments that it has previously received.

As Alithya develops software applications for specific customer engagements, issues relating to ownership of, and rights to use, software applications and frameworks could arise. Also, Alithya may have to pay economic damages in the event of lost disputes, which could adversely affect its results of operations and financial condition.

13.2.6	Infringing on the intellectual property rights of others

When developing products and providing services for its customers, Alithya utilizes its own, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property rights on its own or together with its customers when developing products and providing services for such customers. Although Alithya uses reasonable efforts to ensure that no intellectual property rights of others are infringed, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party may contain indemnity clauses pursuant to which Alithya would be required to indemnify its clients against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims may exceed the revenue Alithya generates under the contracts or the coverage provided by Alithya’s insurance.

Any intellectual property claims or litigation against Alithya could incur substantial costs, consume the time and energy of Alithya’s management, harm Alithya’s reputations, require Alithya to enter into additional licensing arrangements or prevent Alithya from providing some solutions or services. Any limitation on Alithya’s ability to sell or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenue or incur additional expenses to modify its solutions and services for future projects.

13.2.7	Regulatory risks

Alithya’s operations require compliance with laws on many matters in different jurisdictions, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labor relations, environment and securities. Complying with these diverse requirements is a challenge and consumes significant resources. Also, some of these laws may impose conflicting requirements or restrictions on the movement of cash and other assets and on the repatriation of Alithya’s earnings and thereby reduce its earnings. These legal requirements may also expose Alithya to potential penalties for non-compliance and harm its reputation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 27

13.3	Risks Related to our Business
13.3.1	Changes in the nature of revenues

Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance, including gross margin. Alithya generates revenue principally through the provision of consulting services in the areas of digital technology. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenue-generating customer contracts generally fall into one of the following four categories: (i) time and materials arrangements for which revenue is recognized as the services are rendered and which represent the majority of Alithya's revenues, (ii) fixed-fee arrangements where the outcome can be estimated reliably and for which revenue is recognized using the percentage-of-completion method over the service periods and labor costs or labor hours are used to measure the progress towards completion, (iii) retainer based arrangements for which customers pay a recurring fee in exchange for a monthly recurring service (typically support) for which revenue is recognized over time using an hours-based input method, and (iv)  resale of third-party off-the-shelf software and maintenance for which revenue is recorded on a net basis and resale of Alithya-created software and maintenance for which revenue is reported on a gross basis. Alithya also sometimes enters into arrangements with multiple performance obligations which typically include software, post-contract support and consulting services and which require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.

Alithya also provides a payrolling service through which contractor candidates recruited and selected by clients are hired by Alithya and then assigned to client projects. Alithya assumes all administrative responsibilities related to these candidates and invoices the client for time and materials. The sale of payrolling services is recorded on a net basis. As Alithya’s overall business volume increases, management intends to gradually phase-out this relatively low margin business.

13.3.2	Material changes to relationship with major customers

Alithya’s business could be adversely affected by material changes to its strategic relationship with its major customers. The business generated from two customers represented 35% of Alithya’s revenue for the three months ended June 30, 2018. A failure to renew these contractual relationships, or a material modification or change in a customer’s approach or its contract terms, for any reason, could have a material adverse impact on Alithya’s results of operations.

13.3.3	Customer concentration

Alithya derives a significant portion of its revenue from its major customers and expects this to continue for the foreseeable future. See “Material changes to relationship with major customers” above. The increased breadth of Alithya’s services and solutions offerings has also resulted and may continue to result in larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can be no assurance that each such customer will continue to be satisfied with Alithya’s services and utilize Alithya on the same terms, or at all, in the future. Failure to maintain close relationship with these customers could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, results of operations and financial condition.

13.3.4	Fluctuation of business and financial results

Alithya’s ability to maintain and increase its revenue is affected not only by its success in implementing its strategy, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include:

●	its ability to introduce and deliver new services and business solutions;
●	its potential exposure to a lengthened sales cycle;
●	the cyclicality of the purchases of its technology services; and
●	the nature of its customer’s business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 28

These, and other factors, make it difficult to predict financial results for any given period.

13.3.5	Early termination risk

If Alithya fails to deliver its services in accordance with the terms and conditions of its contractual agreements or as a result of other circumstances, which may be beyond Alithya’s or its customers’ control, some of its customers could elect to terminate their contracts before their agreed expiry date, which would result in a reduction of Alithya’s earnings and cash flow and may impact the value of its backlog of orders. Early contract termination can result from the exercise of a legal right or when circumstances that are beyond Alithya’s or its customers’ control prevent the contract from continuing. In cases of early termination, Alithya may not be able to eliminate ongoing costs incurred to support the contract.

13.3.6	Costs of services

In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contractual terms agreed upon with Alithya’s customer, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgement regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. If Alithya is unsuccessful in accurately estimating the time or resources required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on Alithya’s expected net earnings.

13.3.7	Teaming agreements and subcontracts

Alithya derives revenue from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to Alithya’s competitors or choose to offer the services directly to the customers in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and operating results could be materially adversely affected.

13.3.8	Partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware suppliers, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of third parties to perform their obligations within agreed upon budgets and timeframes. If Alithya’s partners fail to deliver, Alithya’s ability to complete the contract may be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or products become obsolete, defective or incompatible with future versions of Alithya’s products or with Alithya’s services and solutions, or if they are not adequately maintained or updated. Third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt use of their products or services by Alithya’s customers and Alithya.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 29

13.3.9	Guarantee and indemnification risks

In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and operating results could be materially adversely affected.

13.3.10	Utilization rates

In order to maintain and grow revenue levels, Alithya has to maintain an appropriate level of availability of professional resources in each of its geographic regions by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate, however, requires Alithya to forecast its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that it fails to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenue and profitability. In addition, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenue would suffer.

13.3.11	Services for government departments and agencies

Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are:

●	the curtailment of governments’ use of consulting and IT services firms;
●	a significant decline in spending by governments in general, or by specific departments or agencies in particular;
●	the adoption of new legislation and/or actions affecting companies that provide services to governments;
●	delays in the payment of its invoices by government; and
●	general economic and political conditions.

These and other factors could cause government departments and agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenue. Government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to provide services could materially harm Alithya’s continued performance or limit the award of additional contracts.

13.3.12	Tax obligations

In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities, which determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize and such determinations may become final and binding on Alithya.

Any of the aforementioned factors could have a material adverse effect on Alithya’s net income or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 30

13.3.13	Foreign exchange

Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, earnings and net assets is denominated in foreign currencies, including US dollar, Euro and Pound Sterling, fluctuations in exchange rates between the Canadian dollar and such currencies could have an adverse effect on its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency.

Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk.

13.3.14	Legal claims

During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s customers. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage and, where it is successful in doing so, they may not protect Alithya adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions. Defending lawsuits against Alithya could require substantial amounts of management’s attention and incur significant attorney fees, damage awards and fines or penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.

13.3.15	IT systems and infrastructure

To deliver its services and solutions to its customers, Alithya relies upon high speed networks, including satellite, fiber optic and land lines operated by third parties, to provide reliable communications between its main operating offices, other global delivery centers and the offices of its customers and associates worldwide. Any systems failure or outage or a significant disruption in such communications or in Alithya’s IT systems and infrastructure could result in curtailed operations, a loss of customers and reputational damage, which would have an adverse effect on Alithya’s business, results of operations and financial condition.

13.3.16	Security and cybersecurity risks

In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, insider or employee misconduct or negligence and human or technological error. Alithya’s business could be negatively impacted by these physical and cybersecurity threats, which could affect its future sales and financial position or increase its costs and expenses. These security threats to Alithya include potential attacks not only on its own products, services and systems, but also those of its customers, contractors, business partners, suppliers and other third parties. Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously investing in security infrastructure, data security and privacy controls, threat protections, detection and mitigation policies, procedures and controls, and employee security awareness and trainings. However, because of the evolving nature and sophistication of these security threats, Alithya may be unable to detect or prevent all of these threats. Alithya’s Chief Information Security Officer is responsible for overseeing its security measures, the prevention of security incidents and the detection and investigation of incident in the event of an occurrence by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity. In addition, while Alithya selects third‑party suppliers carefully and includes safeguards in its contractual terms, it does not control their actions. Any security breaches caused by the negligence or misconduct of these third parties could adversely affect Alithya’s ability to safeguard its information technology infrastructure and deliver products and services to its customers and otherwise conduct business. Furthermore, while Alithya’s liability insurance policy covers cyber risks, there is no

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

For the quarter ended June 30, 2019	| 31

assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. Occurrence of any of these aforementioned security threats could expose Alithya, its customers or other third parties to potential liability, litigation, and regulatory action, as well as the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation and other financial loss.

13.3.17	Risks from security breaches or disclosure of sensitive data or failure to comply with data protection laws and regulations

Alithya is dependent on IT networks and systems to process, transmit, host and securely store electronic information and to communicate among its locations around the world and with its customers, suppliers and partners. Security breaches, employee negligence or malfeasance or human or technological error could lead to shutdowns or disruptions of Alithya’s operations and potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of Alithya’s customers’ businesses. The theft and/or unauthorized use or disclosure of Alithya’s or its customers’ and their customers’ confidential information or other proprietary business information as a result of such an incident could adversely affect Alithya’s competitive position and reduce marketplace acceptance of its services. Any failure in the networks or computer systems used by Alithya or its customers could also result in a claim for substantial damages against Alithya and significant reputational harm, regardless of Alithya’s responsibility for the failure.

In addition, as a global service provider with customers in a broad range of industries, Alithya often has access to or is required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to US or Canadian federal and state or provincial laws governing the protection of personal information and the European Union’s General Data Protection Regulation. Alithya’s Chief Information Security Officer oversees its compliance with the laws that protect the privacy of personal information. If unauthorized access to or disclosure of personal information in Alithya’s possession or control occurs or it otherwise fails to comply with applicable laws and regulations in this regard, Alithya could be exposed to civil or criminal enforcement actions and penalties, as well as lawsuits brought by its customers, its customers’ customers, their customers or third parties for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit Alithya’s access, use and disclosure of sensitive data, and may require increased expenditures by Alithya or may dictate that it no longer continues to offer certain types of services.

13.3.18	Reputational risks

Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenue and net earnings.

13.3.19	Operational, financial and other internal controls and systems

Alithya’s historic and anticipated growth places significant demands on its management and other resources, and requires Alithya to continue to develop and improve its operational, financial and other internal controls. In particular, Alithya’s growth has presented and will continue to present challenges with respect to:

●	recruiting, training and retaining technical, finance, marketing and management personnel with the knowledge, skills and experience that its business model requires;
●	maintaining high levels of customer satisfaction;
●	developing and improving its internal administrative infrastructure, particularly its financial, operational, communications and other internal systems;

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●	preserving its culture, values and entrepreneurial environment; and
●	effectively managing its personnel and operations and effectively communicating to its personnel worldwide its core values, strategies and goals.

In addition, the increasing size and scope of Alithya’s operations increase the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.

13.3.20	Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls or fraud, there can only be reasonable assurance that Alithya’s internal controls will detect and prevent a misstatement. If Alithya is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of its operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of its financial reporting could be impaired.

13.3.21	Integration of Edgewater’s business and the related costs

Strategic transactions such as Alithya’s combination with Edgewater create numerous uncertainties and risks and require significant efforts and expenditures. This combination entails many changes, including the continued integration of Edgewater and its personnel with those of Alithya, and changes in systems. These integration activities are complex, and Alithya may encounter unexpected difficulties or incur unexpected costs, including:

●	the diversion of Alithya management’s attention to integration of operations and the establishment of corporate and administrative infrastructures;
●	difficulties in achieving anticipated business opportunities and growth prospects from combining the business of Edgewater with that of Alithya;
●	difficulties in the integration of operations and systems;
●	difficulties in the assimilation of employees and corporate cultures;
●	challenges in keeping existing customers and obtaining new customers; and
●	challenges in attracting and retaining key personnel.

If any of these factors impairs Alithya’s ability to integrate the operations of Edgewater with those of Alithya successfully or on a timely basis, Alithya may not be able to fully realize the anticipated synergies, business opportunities and growth prospects from combining the businesses, and may be required to spend additional time or money on integration that otherwise would be spent on the development and expansion of its business.

The market price of Subordinate Voting Shares may decline if, among other things, the integration of Alithya and Edgewater is unsuccessful, takes longer than expected or fails to achieve the financial benefits anticipated by financial analysts or investors, or the effect of the business combination on the financial results of Alithya is otherwise not consistent with the expectations of financial analysts or investors.

13.3.22	Commitment of substantial resources for growth

Growing the Alithya business over the longer-term may require commitment of continued investment in the operations of Alithya. Alithya’s future capital requirements will depend on many factors, including many of those discussed above, such as:

●	the results of Alithya’s operations and the rate of its revenue growth;

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●	the development of new service offerings;
●	the successful integration of Edgewater and its personnel with Alithya and its personnel;
●	hiring and retaining key personnel;
●	maintaining customer relationships; and
●	the identification of suitable future acquisition opportunities.

Alithya’s funds may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.

13.3.23	Implementation of the strategy of growing through acquisitions

Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets and that it correctly evaluates their potential as transactions that will meet Alithya’s financial and operational objectives. There can be no assurance that Alithya will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet its economic thresholds, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rates.

The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may divert management’s normal operations focus on growing the business organically with resulting pressure on the revenues and earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a timely and cost-effective manner, it will have difficulty achieving its growth and profitability objectives.

13.3.24	Dependence on certain key personnel

Alithya depends on certain key personnel, and the loss of their services may adversely affect Alithya’s business. Alithya believes that its success depends on the continued employment of its senior management team and other key personnel. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. If one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, other companies seeking to develop in-house business capabilities may hire away some of Alithya’s key personnel.

13.3.25	History of losses

Alithya, prior to its acquisition of Edgewater, generated a net loss of $2.9 million and $7.2 million for the fiscal years ended March 31, 2017 and 2018, respectively, and Edgewater generated a net loss of US $2.9 million and US $29.1 million for the fiscal years ended December 31, 2016 and December 31, 2017, respectively. For the fiscal year ended March 31, 2019, Alithya generated a consolidated net loss of $12.5 million. For the three months ended June 30, 2019, Alithya generated a consolidated net loss of $1.5 million. Alithya intends to continue to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, Alithya expects the aggregate amount of these expenses will also continue to grow. Alithya’s efforts to grow its business may, however, be more costly than expected and Alithya may not be able to increase its revenue enough to offset higher operating expenses. Alithya may also incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, the other risks described herein and other unknown events. The amount of future net losses, if any, will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net losses of Alithya or its inability to maintain profitability and positive cash flows from operating activities, among other things, may have an adverse effect on Alithya shareholders’ equity and working capital.

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13.3.26	Goodwill

In connection with the Transaction, Alithya recorded an accounting value for goodwill and other intangible assets. Under IFRS, goodwill must be assessed at least annually and potentially more frequently, in the event the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.

13.4	Risks Related to Subordinate Voting Shares
13.4.1	Limited voting rights

Alithya Multiple Voting Shares are similar to Subordinate Voting Shares except that each Alithya Multiple Voting Share has ten times the voting rights of each Alithya Subordinate Voting Share. As a result, holders of Alithya Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters and, as a result, Alithya may take actions that they do not view as beneficial.

13.4.2	Market price of Subordinate Voting Shares

Alithya cannot predict the price of Subordinate Voting Shares. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These broad market and industry factors may materially harm the market price of Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the Alithya Subordinate Voting Share price may be dependent upon the valuations and recommendations of the analysts who cover the Alithya business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against Alithya, could result in substantial costs and diversion of management’s attention and resources.

13.4.3	Raising additional capital

Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, Alithya may have to raise additional capital through a combination of public and private equity offerings and debt financings and there can be no assurance that such financing will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Increasing interest rates, volatility in Alithya’s share price, and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain the necessary funding, it may be unable to achieve its growth objectives.

To the extent that Alithya raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Alithya’s shareholders will be diluted, and the terms may include liquidation or other preferences that could adversely affect the rights of Alithya shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.

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13.4.4	Active market

If an active market for Subordinate Voting Shares is not sustained, holders of Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Subordinate Voting Shares may adversely affect the liquidity of the market for Subordinate Voting Shares. Factors unrelated to Alithya’s performance may also have an effect on the price and liquidity of Subordinate Voting Shares including the extent of analyst coverage of Alithya, lower trading volume and general market interest in Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of Subordinate Voting Shares from the TSX or NASDAQ.

13.4.5	Dividends

Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s board of directors and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. Holders of Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.

14.	Management’s Evaluation of our Disclosure Controls and Procedures

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and US securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934, as amended, or the Exchange Act was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as of the end of the Company’s most recently completed financial year ended March 31, 2019. With regards to the annual certification requirements of National Instrument 52-109, Issuers’ annual and interim filings (“NI 52-109”) the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows the Company to file with the Canadian securities regulator authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2019.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations on Effectiveness of Disclosure Controls and Procedures

The Company’s management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and the Company’s management necessarily applies its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

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